

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 13, 2016

Via Email
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

      Re: WPX Energy, Inc.
               Form 10-K for Fiscal Year Ended
               December 31, 2015
               Filed February 25, 2016
               File No. 1-35322

Dear Mr. Vann:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Ethan Horowitz

                       Ethan Horowitz
                       Branch Chief
                       Office of Natural Resources